UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Duos Technologies Group, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

266042407

(CUSIP Number)

February 4, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑       Rule 13d-1 (b)

☐       Rule 13d-1 (c)

☐       Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc.: 266042407

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bleichroeder Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER - 1,283,162

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 1,283,162

8 SHARED DISPOSITIVE POWER - 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,283,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

21.82%

12	TYPE OF REPORTING PERSON

HC

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc.: 266042407

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bleichroeder LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER - 1,283,162

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 1,283,162

8 SHARED DISPOSITIVE POWER - 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,283,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

21.82%

12	TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc. CUSIP No.: 266042407

ITEM 1

(a)	Name of Issuer: Duos Technologies Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:

6622 Southpoint Drive S, Suite 310

Jacksonville, FL 32216

ITEM 2

(a)       Name of Person Filing:

Bleichroeder Holdings LLC

Bleichroeder LP

(b)       Address of Principal Business Office:

1345 Avenue of the Americas, 47th Floor

New York, NY 10105

(c)       Citizenship:

Delaware, USA

(d)       Title of Class of Securities:

Common Shares

(e)       CUSIP No.:

067532200

ITEM 3

If this statement is filed pursuant to Sections 240. 13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc. CUSIP No.: 266042407

ITEM 4. Ownership.

See cover page.

ITEM 5. Ownership of Five Percent or Less of a Class.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Bleichroeder LP (Bleichroeder), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,283,162 shares, or 21.82%, of the common stock ("Common Stock") believed to be outstanding, as a result of acting as investment adviser to various clients. 21 April Fund, Ltd.,a Cayman Islands company for which Bleichroeder acts as investment adviser, may be deemed to beneficially own 929,522 of these 1,283,162 shares, which equates to 15.81% of the Common Stock. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Exhibit 99.2

ITEM 8. Identification and Classification of Members of the Group.

N/A

ITEM 9. Notice of Dissolution of Group

N/A

SCHEDULE 13G

Issuer: Duos Technologies Group, Inc. CUSIP No.: 266042407

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2022

BLEICHROEDER LP

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman And CO-CEO

BLEICHROEDER HOLDINGS LLC

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman And CO-CEO

Exhibit 99.1

AGREEMENT OF THE REPORTING PERSONS

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:	February 14, 2022

BLEICHROEDER LP

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman And CO-CEO

BLEICHROEDER HOLDINGS LLC

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman And CO-CEO

Exhibit 99.2

The identity and the Item 3 classification of the relevant subsidiary is: Bleichroeder LP, which is an Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).